Exhibit 99.8

CONSENT OF Independent Registered Public Accounting Firm

We consent to the inclusion in Entrée Resources Ltd.’s (formerly Entrée Gold Inc.) Annual Report on Form 40-F for the year ended December 31, 2017 of our report dated March 8, 2018, relating to the consolidated financial statements, which appear in the Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 8, 2018